Exhibit 99.1
FOR IMMEDIATE RELEASE
Transition Therapeutics Announces First Quarter Fiscal 2008
Financial Results
TORONTO, ON, November 14, 2007 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH; NASDAQ: TTHI), a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets, today announced its financial results for the quarter ended September 30, 2007.
Selected Highlights
During the first quarter of fiscal 2008 and up to the date of this press release, the Company achieved the following significant milestones:
ELND-005/AZD-103 – Alzheimer’s Disease:
•	On October 26, 2007, the Company Received the Remaining US$7,500,000 Upfront Payment from Elan. The receipt of US$7,500,000 represents the second half of the US$15 million upfront payment under the Company’s global collaboration agreement with a subsidiary of Elan Corporation, plc (“Elan”);

•	Clinical Data Results: On August 30, 2007, the Company Announced Completion of Multiple Phase I Clinical Studies with Alzheimer’s Disease Drug Candidate ELND-005/AZD-103. ELND-005/AZD-103 was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND-005/AZD-103 was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease;
TT-223 (formerly known as “G1”) — Diabetes:
•	TT-223 Program Update: On November 5, 2007, the Company Announced an Update on the Clinical Development and Partnership activities for the Company’s diabetes program. Following good faith negotiations, Novo Nordisk and Transition were not able to come to agreement for an exclusive license to the Company’s diabetes programs. Accordingly, Transition has sent notice to Novo Nordisk terminating the agreement between the companies, which will return to Transition all rights held by Novo Nordisk, relating to E1-I.N.T. Transition will continue on-going discussions with other interested parties to partner the diabetes programs. In the interim, the Company is fully committed to support and advance the clinical development of the diabetes programs, leveraging its expertise in disease-modifying therapies for diabetes, world-class scientific advisory board and solid financial position.
Corporate Development:
•	On August 20, 2007 the Company’s common shares began trading on the NASDAQ Capital Market under the symbol “TTHI”. The Company’s common shares will continue to trade on the Toronto Stock Exchange in addition to the NASDAQ;

•	On July 9, 2007 the Company completed a consolidation of its issued and outstanding common shares on the basis of one (1) post-consolidation common share for every nine (9) pre-consolidation common shares. The share consolidation was effected to satisfy the NASDAQ’s listing criteria regarding minimum bid price;

•	On July 11, 2007 the Company completed a private placement financing issuing 1,736,107 common shares at a price of $14.40 per common share, raising gross proceeds of approximately $25,000,000 from a number of funds managed by Oracle Investment Management Inc., The Invus Group LLC, and a large Boston based investment management company. The Company incurred total share issuance costs of $1,031,433, resulting in net cash proceeds of $23,968,567;

•	On October 31, 2007 the Company received the third anniversary payment of $650,000 from the sale of its subsidiary, Stem Cell Therapeutics (“SCT”). Total payments received to date amount to $1,850,000 with the final payment of $1,650,000 due in the first quarter of fiscal 2009.
Pipeline Review
ELND-005/AZD-103 for Alzheimer’s Disease
Transition’s lead Alzheimer’s disease compound ELND-005/AZD-103 is a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.
In September 2006, Transition announced a global collaboration with Elan to develop and commercialize ELND-005/AZD-103. In April 2007, Transition announced that the FDA granted Fast Track designation to the investigational drug candidate ELND-005/AZD-103.
On August 30, 2007, the Company announced the completion of Phase I clinical studies with ELND-005/AZD-103. Transition and its development partner Elan have performed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND-005/AZD-103 in healthy volunteers.

Approximately 110 subjects have been exposed to ELND-005/AZD-103 in multiple Phase I studies, including single and multiple ascending dosing; pharmacokinetic evaluation of levels in the brain; and CSF and plasma studies. ELND-005/AZD-103 was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND-005/AZD-103 was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease. Transition and Elan anticipate starting a Phase II clinical trial by the end of calendar 2007 or early 2008.
TT-223 for Diabetes
Preclinical data in diabetes animal models demonstrate the efficacy of gastrin analogues alone, or in combination with GLP-1 analogues or epidermal growth factor analogues. In humans, Transition’s recent Phase IIa clinical trial data showed that 4-weeks of E1-I.N.T. therapy (combination of gastrin analogue and epidermal growth factor analogue) in type 2 diabetes patients resulted in sustained reductions in blood glucose control parameters, including haemoglobinA1C, for 6 months post-treatment. Pre-clinical and clinical data suggests gastrin plays an important role in beta cell differentiation and function, capable of providing sustained glucose control in type 2 diabetes. Based on these data, Transition has commenced the studies to advance its lead gastrin analogue, TT-223, formerly known as “G1”, into Phase II clinical trials in type 2 diabetes patients.
To support the Phase II clinical development program for TT-223, Transition is currently performing two Phase I studies to expand the dose ranges for TT-223. The first study, a single ascending dose study of TT-223 in healthy volunteers has completed dosing. The second study, a multiple ascending dose study of TT-223, is expected to begin later this year. Transition expects to initiate the following Phase II clinical studies evaluating TT-223 in type 2 diabetes:
•	A dose range finding Phase II trial evaluating TT-223 in type 2 diabetes patients receiving metformin with or without thiazolidinediones (TZDs) to commence in the first half of next year;

•	An additional Phase II study with TT-223 in type 2 patients receiving either GLP-1 analogue therapy or insulin therapy is anticipated to follow;

•	The next steps in the development of TT-223 in combination with Transition’s epidermal growth factor analogue, will be evaluated following the review of data from the above proposed Phase II trials.
Financial Review
Results of Operations

For the three months ended September 30, 2007, the Company recorded a net loss of $4,098,978 ($0.18 per common share) compared to a net loss of $2,324,722 ($0.13 per common share) for the three months ended September 30, 2006.
This increase in net loss of $1,774,256 or 76% is largely due to the fact that the Company did not recognize a future income tax recovery in the current quarter, compared to the future income tax recovery of $2,729,422 that was recognized in the same period in the previous year. After adjusting for the impact of the future income tax recovery, the net loss for the period decreased $955,166 compared to the same period in fiscal 2007.
The decrease in net loss can be attributed to a decrease in amortization expense resulting from the Waratah technology being fully amortized during fiscal 2007 and increased interest income resulting from higher cash balances. The decrease in net loss is partially offset by increases in research and development and general and administrative expenses.
Research and Development
Research and development increased $676,811 or 32% from $2,088,988 for the three months ended September 30, 2006 to $2,765,799 for the three months ended September 30, 2007. This increase was primarily the result of an increase in clinical development costs related to ELND-005/AZD-103 and TT-223. The increase was also amplified in the current quarter as the comparative prior year period included the reimbursement by Novo Nordisk of E1-I.N.T.TM development costs in the amount of $502,293, resulting from the amended Novo Nordisk agreement. These increases were partially offset by decreases in clinical program expenses relating to the Company’s I.E.T. clinical trials and a reduction of costs relating to the drug discovery platform.
General and Administrative
General and administrative expenses increased to $1,332,181 for the three months ended September 30, 2007 from $1,029,393 for the three months ended September 30, 2006. This increase of $302,788 or 29% primarily resulted from increased professional fees, insurance and regulatory fees resulting from the NASDAQ listing, increased option expenses and increased corporate governance costs.
Amortization
Amortization decreased by $2,308,988 or 78% to $659,318 for the three months ended September 30, 2007 as compared to $2,968,306 for the same period in fiscal 2007. The decrease in amortization expense is primarily due to the Waratah technology being fully amortized during fiscal 2007. This decrease was partially offset by the full quarter impact of the amortization relating to the NeuroMedix technology acquired during the fourth quarter of fiscal 2007.

Recovery of Future Income taxes
Recovery of future income taxes decreased from $2,729,422 for the three-month period ended September 30, 2006 to Nil for the three-month period ended September 30, 2007. The decrease in recovery of future income taxes is due to the recognition of future income tax assets resulting from the amalgamation of Ellipsis Neurotherapeutics Inc., 1255205 Ontario Inc., 1255206 Ontario Inc. and Waratah Pharmaceuticals Inc. which occurred during the three-month period ended September 30, 2006. There was no equivalent transaction during the three-month period ended September 30, 2007.
Interest Income, net
Interest income for the three months ended September 30, 2007, was $596,479 as compared to $73,241 for the three months ended September 30, 2006. This increase of $523,238 or 714% in interest income primarily resulted from increased cash balances resulting from the December 2006 and July 2007 private placement financings and strengthened cash management.
SCT Anniversary Payment
Subsequent to the end of the three-month period ending September 30, 2007, the Company received the third anniversary payment of $650,000 in cash which will be recorded as a gain in the second quarter of fiscal 2008. Total payments received to date amount to $1,850,000 with the final payment of $1,650,000 due in the first quarter of fiscal 2009.
About Transition
Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead products include ELND-005/ AZD-103 for the treatment of Alzheimer’s disease and TT-223 for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates acquired externally or developed internally using its proprietary drug discovery engine. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the Company, please visit www.transitiontherapeutics.com.
Financial Statements to Follow:

CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30,	June 30,
	2007	2007
	$	$

ASSETS
Current
Cash and cash equivalents	21,266,834	1,377,387
Held-to-maturity investments	32,912,917	33,414,383
Receivables	180,771	317,979
Investment tax credits receivable	554,429	559,405
Prepaid expenses and deposits	493,129	519,937

Total current assets	55,408,080	36,189,091
Capital assets, net	1,118,071	1,174,028
Intangible assets	25,987,998	26,632,609

	82,514,149	63,995,728

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,175,661	2,866,655
Due to Elan Pharma International Limited	678,569	697,743
Current portion of deferred revenue	1,563,916	131,244

Total current liabilities	3,418,146	3,695,642
Deferred revenue	8,420,250	9,885,733
Leasehold inducement	88,598	91,456

Total liabilities	11,926,994	13,672,831

Commitments
Guarantees
Subsequent event

Shareholders’ equity
Share capital
Common shares	158,066,934	133,988,318
Contributed surplus	4,487,752	4,487,752
Stock options	1,823,016	1,538,396
Deficit	(93,790,547)	(89,691,569)

Total shareholders’ equity	70,587,155	50,322,897

	82,514,149	63,995,728

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited)

	Three-month	Three-month
	period ended	period ended
	September 30,	September 30,
	2007	2006
	$	$

REVENUES
Milestone revenue	—	552,650
Licensing fees	32,811	32,811

	32,811	585,461

EXPENSES
Research and development, net of investment tax credits of $61,000 [2007-$123,000]	2,765,799	2,088,988
General and administrative	1,332,181	1,029,393
Amortization	659,318	2,968,306
Foreign exchange loss (gain)	(29,030)	12,060
Loss on disposal of capital assets and assets held for sale	—	14,099

	4,728,268	6,112,846

Loss before the following:	(4,695,457)	(5,527,385))
Gain on net assets transferred under contractual obligation	—	400,000
Interest income, net	596,479	73,241

Loss before income taxes	(4,098,978)	(5,054,144)

Recovery of future income taxes	—	2,729,422

Net loss and other comprehensive loss for the period	(4,098,978)	(2,324,722)

Basic and diluted net loss and other comprehensive loss per common share	$(0.18)	$(0.13)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
For the three-month period ended September 30, 2007 and year ended June 30, 2007
(Unaudited)

						Total
	Number of	Share	Contributed	Stock		Shareholders’
	Shares	Capital	Surplus	Options	Deficit	Equity

Balance, July 1, 2006	17,494,269	99,563,853	4,469,987	774,858	(69,504,180)	35,304,518

Adjustment to opening deficit for change in accounting policy related to research inventory	—	—	—	—	(3,225,599)	(3,225,599)
Stock options exercised	63,654	601,571	—	(221,177)	—	380,394
Stock options expired	—	—	17,765	(17,765)	—	—
Stock-based compensation expense	—	—	—	1,002,480	—	1,002,480
Issued pursuant to private placement, net	2,986,867	23,964,751	—	—	—	23,964,751
Issued on acquisition of NeuroMedix Inc., net	685,951	9,858,143	—	—	—	9,858,143
Net loss for the year					(16,961,790)	(16,961,790)

Balance, June 30, 2007	21,230,741	133,988,318	4,487,752	1,538,396	(89,691,569)	50,322,897

Issued pursuant to private placement, net	1,736,107	23,968,567	—	—	—	23,968,567
Stock options exercised	11,405	110,049	—	(40,170)	—	69,879
Stock-based compensation expense	—	—	—	324,790	—	324,790
Net loss for the three-month period ended September 30, 2007	—	—	—	—	(4,098,978)	(4,098,978)

Balance, September 30, 2007	22,978,253	158,066,934	4,487,752	1,823,016	(93,790,547)	70,587,155

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition’s control and the risk factors and other cautionary statements discussed in Transition’s quarterly and annual filings with the Canadian commissions.
For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz	Elie Farah
Chief Executive Officer	Chief Financial Officer
Transition Therapeutics Inc	Transition Therapeutics Inc.
Phone: 416-260-7770, x.223	Phone: 416-260-7770, x.203
tcruz@transitiontherapeutics.com	efarah@transitiontherapeutics.com